CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,537,000	$290.74

Pricing supplement no. 656
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011 and

underlying supplement no. 1-I dated November 14, 2011

Registration Statement No. 333-177923 Dated September 5, 2012 Rule 424(b)(2)

Structured Investments	$2,537,000 Autocallable Buffered Return Enhanced Notes Linked to the S&P 500® Index due September 10, 2014

General

•	The notes are designed for investors who seek early exit prior to maturity at a premium if, on the Review Date, the S&P 500® Index is at or above the Call Level applicable to the Review Date or, if the notes have not been automatically called, who seek an uncapped return of 1.25 times the appreciation of the S&P 500® Index. If the notes have not been automatically called and the Ending Index Level is less than the Initial Index Level by more than 15%, investors will lose some or all of their principal. Investors in the notes should be willing to accept this risk of loss and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called or upside return enhancement at maturity if the notes have not been automatically called. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	The Review Date, and therefore the date on which an automatic call may be initiated, is October 7, 2013.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing September 10, 2014†
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes priced on September 5, 2012 and are expected to settle on or about September 10, 2012.

Key Terms

Index:	The S&P 500® Index (the “Index”)
Upside Leverage Factor:	1.25
Automatic Call:	If the Index closing level on the Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note based on the call premium.
Call Level:	100% of the Initial Index Level
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount of $100.00 (equal to the call premium of 10.00% × $1,000) if automatically called on the Review Date.
Payment at Maturity:	If the notes have not been automatically called and the Ending Index Level is greater than the Initial Index Level, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 1.25. Accordingly, if the notes have not been automatically called and the Ending Index Level is greater than the Initial Index Level, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Index Return × 1.25)
If the notes have not been automatically called and the Ending Index Level is equal to the Initial Index Level or is less than the Initial Index Level by up to 15%, you will receive at maturity a cash payment of $1,000 per $1,000 principal amount note.
If the notes have not been automatically called and the Ending Index Level is less than the Initial Index Level by more than 15%, you will lose 1.1765% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level by more than 15%, and your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + [$1,000 × (Index Return + 15%) × 1.1765]

In no event, however, will the payment at maturity be less than $0.

If the notes have not been automatically called, you will lose some or all of your investment at maturity if the Ending Index Level is less than the Initial Index Level by more than 15%.

Buffer Amount:	15%
Downside Leverage Factor:	1.1765
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 1,403.44
Ending Index Level:	The Index closing level on the Observation Date
Review Date†:	October 7, 2013
Call Settlement Date†:	The third business day after the Review Date
Observation Date†:	September 5, 2014
Maturity Date†:	September 10, 2014
CUSIP:	48125V4X5
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component” in the accompanying product supplement no. 4-I

Investing in the Autocallable Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement 1-I and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$19.90	$980.10
Total	$2,537,000	$50,486.30	$2,486,513.70
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $19.90 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $1.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

September 5, 2012

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no.1-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated August 30, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf
•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	PS-1
Autocallable Buffered Return Enhanced Notes Linked to the S&P 500® Index

Selected Purchase Considerations

•	APPRECIATION POTENTIAL — If the Index closing level is greater than or equal to the Call Level on the Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus a call premium amount of $100.00 (equal to a call premium of 10.00% × $1,000). In addition, if the notes have not been automatically called, the notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by the Upside Leverage Factor of 1.25. If the notes have not been automatically called, the notes are not subject to a predetermined maximum return and, accordingly, any return at maturity will be determined based on the performance of the Index, the Upside Leverage Factor, the Buffer Amount and the Downside Leverage Factor. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	Potential Early Exit With Appreciation As a Result of Automatic Call Feature — While the original term of the notes is two years, the notes will be called before maturity if the Index closing level is at or above the relevant Call Level on the Review Date and you will be entitled to the applicable payment corresponding to the Review Date set forth on the cover of this pricing supplement.
•	RETURNS LINKED TO THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. See “Equity Index Descriptions — The S&P 500® Index” in the accompanying underlying supplement no. 1-I.
•	CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011 and the “Risk Factors” section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal at maturity. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to loss on a leveraged basis if the notes have not been automatically called and the Ending Index Level is less than the Initial Index Level by more than 15%. If the notes have not been automatically called, for every 1% that the Ending Index Level is less than the Initial Index Level by more than 15%, you will lose an amount equal to 1.1765% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value

JPMorgan Structured Investments —	PS-2
Autocallable Buffered Return Enhanced Notes Linked to the S&P 500® Index

of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See “Executive Overview — Recent Developments,” “Liquidity Risk Management — Credit Ratings,” “Item 4. Controls and Procedures” and “Part II. Other Information — Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that these hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of your notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 4-I for additional information about these risks.

In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

•	LIMITED RETURN ON THE NOTES — If the notes are automatically called, your potential gain on the notes will be limited to the call premium applicable to the Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation in the Index, which may be significant. In addition, if the notes are automatically called, you will lose the opportunity to benefit from any appreciation of the Index on the Observation Date, which may be significant. Because the Index closing level at various times during the term of the notes could be higher than on the Review Date and on the Observation Date, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index.
•	REINVESTMENT RISK — If your notes are automatically called early, the term of the notes may be reduced to as short as approximately thirteen months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called.
•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the S&P 500® Index would have.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While any payment on the notes described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result , and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
•	whether the notes are expected to be automatically called prior to maturity;
•	the expected volatility of the Index;
•	the time to maturity of the notes;
•	the dividend rates on the equity securities underlying the Index;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory and judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —	PS-3
Autocallable Buffered Return Enhanced Notes Linked to the S&P 500® Index

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the Review Date or at maturity for a range of movements in the Index as shown under the column “Index Level Appreciation/Depreciation at Review Date” and “Index Return.” The following table and examples assume an Initial Index Level of 1,400 and a Call Level of 1,400 and reflect the Upside Leverage Factor of 1.25. The table and examples also reflect that the call premium applicable to the Review Date is 10.00%, regardless of the appreciation of the Index, which may be significant. There will be only one payment on the notes whether called or at maturity. An entry of “N/A” indicates that the notes would not be called on the Review Date and no payment would be made on the Call Settlement Date. Each hypothetical return or payment on the notes set forth below is for illustrative purposes only and may not be the actual total return or payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

	Automatic Call		No Automatic Call
	Index Level	Total
	Appreciation/	Return at
Index Closing Level	Depreciation at Review Date	Call Settlement Date	Index Return	Total Return at Maturity
2,520.00	80.00%	10.00%	80.00%	100.000%
2,380.00	70.00%	10.00%	70.00%	87.500%
2,240.00	60.00%	10.00%	60.00%	75.000%
2,100.00	50.00%	10.00%	50.00%	62.500%
1,960.00	40.00%	10.00%	40.00%	50.000%
1,820.00	30.00%	10.00%	30.00%	37.500%
1,680.00	20.00%	10.00%	20.00%	25.000%
1,540.00	10.00%	10.00%	10.00%	12.500%
1,512.00	8.00%	10.00%	8.00%	10.000%
1,470.00	5.00%	10.00%	5.00%	6.250%
1,435.00	2.50%	10.00%	2.50%	3.125%
1,400.00	0.00%	10.00%	0.00%	0.000%
1,330.00	-5.00%	N/A	-5.00%	0.000%
1,260.00	-10.00%	N/A	-10.00%	0.000%
1,190.00	-15.00%	N/A	-15.00%	0.000%
1,120.00	-20.00%	N/A	-20.00%	-5.880%
980.00	-30.00%	N/A	-30.00%	-17.650%
840.00	-40.00%	N/A	-40.00%	-29.410%
700.00	-50.00%	N/A	-50.00%	-41.180%
560.00	-60.00%	N/A	-60.00%	-52.940%
420.00	-70.00%	N/A	-70.00%	-64.710%
280.00	-80.00%	N/A	-80.00%	-76.470%
140.00	-90.00%	N/A	-90.00%	-88.240%
0.00	-100.00%	N/A	-100.00%	-100.000%

The following examples illustrate how a payment on the notes in different hypothetical scenarios is calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1,400 to an Index closing level of 1,540 on the Review Date. Because the Index closing level on the Review Date of 1,400 is greater than the Call Level of 1,400, the notes are automatically called on the Review Date, and the investor receives a single payment of $1,100 per $1,000 principal amount note on the Call Settlement Date, regardless of the appreciation of the Index.

Example 2: The notes have not been automatically called, and the level of the Index increases from the Initial Index Level of 1,400 to an Ending Index Level of 1,470. Because the Ending Index Level of 1,470 is greater than the Initial Index Level of 1,400, the investor receives a payment at maturity of $1,1062.50 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5% × 1.25) = $1,062.50

Example 3: The notes have not been automatically called, and the level of the Index decreases from the Initial Index Level of 1,400 to an Ending Index Level of 1,260. Although the Index Return is negative, because the Ending Index Level of 1,260 is less than the Initial Index Level of 1,400 by not more than the Buffer Amount of 15%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

JPMorgan Structured Investments —	PS-4
Autocallable Buffered Return Enhanced Notes Linked to the S&P 500® Index

Example 4: The notes have not been automatically called, and the level of the Index decreases from the Initial Index Level of 1,400 to an Ending Index Level of 980. Because the Index Return is negative and the Ending Index Level of 980 is less than the Initial Index Level of 1,400 by more than the Buffer Amount of 15%, the investor receives a payment at maturity of $823.53 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-30% + 15%) × 1.1765] = $823.53

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical Index closing levels from January 5, 2007 through August 31, 2012. The Index closing level on September 5, 2012 was 1,403.44. We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Review Date or the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments —	PS-5
Autocallable Buffered Return Enhanced Notes Linked to the S&P 500® Index